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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25


                                                  Commission File Number 0-20678

                          NOTIFICATION OF LATE FILING


     (Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:  May 31, 1996
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[ ]  Transition Report on Form 10-K    [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F    [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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                         PART I. REGISTRANT INFORMATION


Full Name of registrant      Physicians Clinical Laboratory, Inc.
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Former name if applicable
                             N/A
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Address of principal executive office (Street and number)

2495 Natomas Park Drive, Suite 600
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City, State and Zip Code     Sacramento, California 95833
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                        PART II. RULE 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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[ ]    (c)     The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        The registrant, whose fiscal quarter ended May 31, 1996, is not able to file its quarterly report on Form 10-Q within the prescribed time period because the registrant has been unable to timely finalize financial statements relating to such period.

                          PART IV.  OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

     Richard M. Brooks                916                         648-3517
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          (Name)                  (Area Code)                (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                The Registrant has not yet filed its Annual Report on form 10-K for the Fiscal Year Ended February 29, 1996. See Exhibit A, attached hereto.
                                                             [ ] Yes     [X] NO

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                        See Exhibit A, attached hereto.      [X] Yes     [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Physicians Clinical Laboratory, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 12, 1996                         By: /s/ RICHARD M. BROOKS
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                                                     Richard M. Brooks
                                                   Senior Vice President
                                                  Chief financial Officer



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                                   EXHIBIT A


PART IV - OTHER INFORMATION

(3) The registrant will report losses for its fiscal quarter ended May 31, 1996. The precise amount of such losses has not been determined at this time. Based upon preliminary unaudited estimates, however, such losses will be approximately $4.526 million. The registrant's operating results were adversely affected by, among other factors, downward pressure on reimbursement revenues, billing system/process challenges, accounts receivable collection problems and effects and changes in the health care industry. Based upon preliminary unaudited estimates, the registrant expects to report a net loss of approximately $78 million for the fiscal year ended February 29, 1996. As previously disclosed in the Company's Current Report on Form 8-K filed on July 12, 1996, the Company expects to file its Annual Report on Form 10-K for the Fiscal Year Ended February 29, 1996 no later than July 19, 1996.